United States Securities and Exchange Commission

Washington, DC

Attention Ms. Susann Reilly and Mr. Raj Rajan

MAIL STOP 0511

RE: First Corporation

Form SB-2, Amendment 5 Filed September 18, 2006

File No.: 333-122094

General

1.

Please add back page numbers to the prospectus.

Page numbers have been added back as requested.

Summary Financial Information

2.

We note that you have not revised the disclosures as stated in your response to prior comment four from our letter dated June 22, 2006. Please revise to include the balance sheet data for the year ended September 30, 2005. Please remove the references to March 31, 2006 and provide the interim financial data (balance sheet and operations) for the nine months ended June 30, 2006 consistent with the financial statements presented.

Your comment has been noted and complied with.

Risk Factors

3.

Update the cash balance as disclosed in risk factor one as of the most recent practicable date. Update similar disclosure in the MD&A section.

These adjustments have been made.  Please see pages 3, 40 and 41.

Use of Proceeds

4.

Provide more specificity regarding the allocation of funds for phase two. Indicate how the costs of phase two will be allocated.

We have expanded this section to comply.  Please see page 9.

5.

The totals in table one equal more than the amount raised in the offering. Please revise the table accordingly.

We have noted your comment and made the correction.  Please see pages 8 and 9.

6.

 We reissue prior comment nine from our letter dated June 22, 2006. We continue to note the statement that "We do not anticipate compensating any officer or director from the proceeds of this offering." We note that you indicate that if full-time participating by your president is required, then compensation would be paid. We note that you do not anticipate this situation arising until you have established commercially viable reserves, something that you do not expect as a result of phases one or two. Revise to clarify that you will not use any of the proceeds to pay compensation to any officers or directors or revise the table and disclosure in this section to specifically state the amount allocated to compensation and specify the amount allocated to each individual.

We have edited our previous statement to be more clear and to state that we WILL NOT use any of the proceeds to compensate officers and directors.  Pleas see page 12.

7.

We note the $6,500 loan from Ms. Cousineau. Please clarify whether this loan will be repaid from offering proceeds. If so, revise the table.

We have clarified this situation in response to your comment.  Please see page 13.

Selling Shareholders

8.

We reissue prior comment 14 from our letter dated June 22, 2006. We note the increase in the common stock being registered for resale. Please clarify when each selling shareholder purchased the shares being registered for resale. We may have further comment.

In response to this and prior comments regarding shares being registered for resale, we have audited the share subscriptions and cancelled checks and have determined that one shareholder was listed in error. We apologize.  We have eliminated the name concerned.

Plan of Distribution

9.

We reissue comment 15 from our letter dated June 22, 2006. We note that the officers and directors will rely upon Rule 3a4-1(a)(4)(iii) hi participating in this offering. Given the very limited activities to be undertaken by these individuals in connection with this offering, please include a detailed discussion of how they will conduct this offering. Please explain how the "contact" to be undertaken by Messrs. Larsen and Cousineau will be conducted and how such contact is consistent with the exemption relied upon. We may have further comment.

10.

We reissue prior comment 16 from our letter dated June 22, 2006. We note the statement that if you are unable to sell the minimum in this offering that the costs of the offering would be covered by your officers and directors. Clarify whether they are legally obligated to provide such funding.

We have noted your comment and have revised the disclosure to indicate that there is no legal obligation for our officers and directors to provide such funding.  Please see page 20.

Directors, Executive Officers, Promoters and Control Persons

11.

We reissue prior comment 17 from our letter dated June 22, 2006. Disclose the exemption relied upon in the resale of these securities and the facts supporting reliance upon the exemption.

We have made the changes to comply with this comment.  Please see page 26.

Organization within the Last Five Years

12.

Revise the disclosure to clearly state that the named individuals are promoters of the company. We direct your attention to Item 405 of Regulation C for the definition of promoter.

Revisions have been made. Please see page 29.

Plan of Operations

13.

We reissue comment 21 from our letter dated June 22, 2006. Please provide a detailed discussion of the activities to be undertaken in phase one and those activities that will occur if you proceed to phase two.

We have expanded this discussion to comply with your comment. Please see page 37.

14.

 We reissue comment 22 from our letter dated June 22, 2006. Please ensure that you include time frames for each milestone in the phase, rather than just one time frame for the entire phase. Also, include estimated costs for each milestone in phase two and any following phases, as you have done in the "Use of Proceeds" section for phase one. In addition, include the anticipated sources of funding for the work you do following phases one and two.

We have made the changes suggested. Please see pages 37 and 38.

15.

Under "Phase Two," at the top of page 36, clarify whether or not you will limit yourself to "mineral exploration" if you decide to seek other business opportunities. If not, please disclose the other kinds of business opportunities you will seek. We may have further comment.

We have clarified this disclosure to comply.  Please see page 39y

16.

Please disclose in greater detail any additional work to be conducted as part of or after phase two. We note the removal of prior disclosure regarding trenching and/or drilling. Please add back the disclosure and provide additional discussion of the plan of operations.

Please see page 38.

17.

We reissue prior comment 25 from our letter dated June 22, 2006. Clarify whether the advances of up to $30,000 that may be issued to the company will include interest and whether there will be a fixed date of repayment.

The commitment mentioned in this comment was increased from $30,000 to $45,000 by our officers and directors.  The highlighted section on page 40 of Amendment 6 states the terms and conditions of these advances.

Summary Compensation Table

18.

Please update to include the most recent fiscal year, 2005. Also, please revise the first paragraph regarding the date of inception.

The updates have been done and the first paragraph has been amended.

19.

Financial Statements

Annual statements of cash flows, page F-5

20.

Disclose the acquisition of the mineral property for cash of $15,000 as an investing activity.

Our independent auditor has re-issued amended audited statements to comply with these required changes. Please see pages 48 through 52.

Statements of operations and cash flows for the nine months ended June 30, 2005, pages F-11 and F-12

21.

We note that you have not revised the disclosures as stated in your response to prior comment 29 from our letter dated June 22, 2006. Accordingly, we are repeating the comments in its entirety. Please revise the interim statement of operations for the nine months ended June 30, 2005 to include as operating expenses, $15,000 of impaired mineral acquisition costs and $15,000 of services rendered by the Company's president. In addition, revise the interim statements of cash flows for the nine months ended June 30, 2005 to disclose these two items as adjustments in the reconciliation of net loss and cash flows used in operations and the value of services rendered as a non-cash investing and financing activity and the acquisition of mineral claims as a cash flow from investing activities. Please ensure to reflect in the cumulative statements of cash flows if they are not already presented. You disclose in the final paragraph of Note 5 to the annual financial statements that these transactions occurred in October 2004 yet we do not see them in the interim financial statements for the nine months ended June 30, 2005.

These revisions have been made.  Please see page 58.

Accountant's Consent

22.

Please file a current consent in any amendment.

The current consent has been included in the exhibits to this filing

Item 26. Recent Sales of Unregistered Securities

22.

We reissue prior comment Please revise this section to make it clear, for each offering, which exemption from registration you are claiming and the facts you have relied upon to make the exemption available. Also, if you are claiming two different exemptions for one offering, please disclose the facts that you have relied upon for the availability each exemption.

We have made a detailed expansion of this section to comply with this comment.  Please see page 67.

 Undertakings

23.

Please provide the undertakings required by Item 512(aX4) and Item 512(g) of Regulation S-B or explain why they are not required.

This section has been revised completely.  Please see page 69.

Signatures

24.

The chief financial officer must also sign the registration statement, in addition to the controller or principal accounting officer. See Instruction I under "Signatures" to Form SB-2.

Your comment is noted and appropriate changes have been made.

We are sending three marked copies and three plain copies of the filed amendment via courier.

Thank you.

s/s Todd Larsen

     Todd Larsen, President and CEO.